Exhibit 99.49

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED December 31, 2019

Digihost Technology inc.

January 20, 2021

TABLE OF CONTENTS

GLOSSARY	2
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION AND RISKS	3
CORPORATE STRUCTURE	4
Name, Address, Incorporation, and Corporate Organizational Chart	4
GENERAL DEVELOPMENT OF THE BUSINESS	4
Three Year History	4
Anticipated Changes in the Corporation’s Business	6
Significant Acquisitions	6
BUSINESS OF THE CORPORATION	6
Risk Factors	7
DIVIDENDS OR DISTRIBUTIONS	12
CAPITAL STRUCTURE	12
MARKET FOR SECURITIES	13
ESCROWED SECURITIES	13
DIRECTORS AND OFFICERS	15
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	16
Conflicts of Interest	17
AUDIT COMMITTEE INFORMATION	17
Audit Committee Charter	17
Composition of the Audit Committee	17
PROMOTERS	18
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	18
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	18
TRANSFER AGENT AND REGISTRAR	18
MATERIAL CONTRACTS	18
INTERESTS OF EXPERTS	19
ADDITIONAL INFORMATION	19
I. MANDATE	20
II. STRUCTURE AND OPERATIONS	20

GLOSSARY

“AIF” means this annual information form for the financial year ended December 31, 2019;

“BCBCA” means the Business Corporations Act (British Columbia), or its successor legislation and the regulations made thereunder;

“Bitcoin Halving” means the reduction of Bitcoin block rewards from 12.5 Bitcoin to 6.25 Bitcoin per block, which took place on May 11, 2020;

“Blockchain” means a distributed ledger comprised of blocks that serves as a historical transaction record of all past transactions and can be accessed by anyone with appropriate permissions. Blocks are chained together using cryptographic signatures;

“Board” means the board of directors of the Corporation;

“CEO” means Chief Executive Officer;

“CFO” means Chief Financial Officer;

“Colocation Agreements” means the Colocation Facilities Agreements no. 51 and 62, each dated May 20, 2018 between HashChain and Bit.Management, LLC, as amended from time to time including by the Bitcoin Transfer Memo dated July 1, 2019 between HashChain and Bit.Management, LLC;

“Corporation” means Digihost Technology Inc. (TSXV: DGHI);

“Digihost” means Digihost International Inc., a corporation incorporated under the laws of the State of Delaware on October 9, 2018;

“Digihost Shareholder” means a holder of Digihost common shares, from time to time, including holders of Digihost common shares acquired through asset purchases or private placements;

“Escrow Agent” means Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9;

“Exchange” or “TSXV” means the TSX Venture Exchange;

“Exchange Policies” means the policies of the TSXV;

“HashChain” means HashChain Technology Inc., a corporation incorporated pursuant to the laws of British Columbia on February 18, 2017;

“Insider” if used in relation to an issuer, means: a director or senior office of the issuer; a director or senior officer of a company that is an Insider or subsidiary of the issuer; a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or the issuer itself if it holds any of its own securities;

“Person” means a company or individual;

“PV Share” means a proportionate voting share of the Corporation

“SEDAR” means System for Electronic Document Analysis and Retrieval and located on the Internet at www.sedar.com;

“Shareholder” means a holder of SV Shares;

“SV Share” means a subordinate voting share of the Corporation.

“TSX” means the Toronto Stock Exchange;

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION AND RISKS

This AIF contains or refers to certain forward-looking information. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “may”, “potential” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. All information, other than information regarding historical fact that addresses activities, events or developments that the Corporation believes, expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information does not constitute historical fact but reflects the current expectations the Corporation regarding future results or events based on information that is currently available. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Such forward-looking statements in this AIF speak only as of the date of this AIF. Forward-looking statements in this AIF include, but are not limited to, statements with respect to:

●	the performance of the Corporation’s business and operations;
●	the intention to grow Corporation’s business and operations;
●	growth strategy and opportunities;
●	the treatment of the Corporation under government regulatory and taxation regimes; and
●	the Corporation’s ability to monitor, assess and manage the impact of the COVID-19 pandemic.

Forward-looking statements involve known and unknown risks, estimates, assumptions, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors include management's belief or expectations relating to the following and, in certain cases, management's response with regard to the following:

●	the impact of the ongoing novel coronavirus disease outbreak (COVID-19) on the business, operations, financial results and prospects of the Corporation;
●	the impact of the Bitcoin Halving (as defined therein) in May 2020 on the price of Bitcoin and the normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels;
●	future debt levels, financial capacity, liquidity and capital resources;
●	anticipated future sources of funds to meet working capital requirements;
●	expectations respecting future financial results;
●	expectations regarding benefits of certain transactions and capital investments;
●	the Corporation’s objectives, strategies and competitive strengths;
●	future development activities;
●	the Corporation’s growth strategy;
●	expectations with respect to future opportunities;
●	expectations with respect to the Corporation’s financial position;
●	the Corporation’s capital expenditure programs and future capital requirements;
●	capital resources and the Corporation’s ability to raise capital; and industry conditions pertaining to the cryptocurrency industry;
●	reliance on sale of equity or liquidation of mined output (coins) for funds required;
●	inability to acquire funds necessary for general working capital and continuing operations;
●	cryptocurrency inventory may be largely reduced in value as a result of flaws in the cryptocurrency code or the actions of malicious actors;
●	regulatory changes or actions may alter or prohibit investment in the Corporation’s cryptocurrency;
●	the value of cryptocurrencies and the value of the Corporation’s future holdings of cryptocurrencies may be overvalued and volatile as a result of momentum pricing;
●	potential fraud or security failures of the cryptocurrency exchange(s) on which the Corporation’s cryptocurrencies are exchanged on, resulting in closures of such cryptocurrency exchange(s) or complete losses of the Corporation’s cryptocurrency balance;

●	banks may refuse to provide cryptocurrency-related services resulting in a decrease in the usefulness of cryptocurrencies and reduction in the value of inventory;
●	algorithms for cryptocurrencies may change, resulting in the Corporation losing competitive advantage;

●	the Corporation’s operations, investment strategies and profitability may be adversely affected by competition from other cryptocurrencies or financial vehicles;

●	the Corporation may be subject to incorrect or fraudulent transactions resulting in its coins being lost or irretrievable;

●	the number of coins awarded for solving a block in the Blockchain may be decreased resulting in the value of a cryptocurrency mined by or held in the inventory of the Corporation to decrease and may be decreased to a level where there is inadequate incentive to continue mining cryptocurrency;

●	the sale of coins by other vehicles investing in coins or tracking cryptocurrency markets may negatively affect cryptocurrency prices and reduce the value of the Corporation’s inventory;
●	the introduction of new services and technologies may make the Corporation’s hardware and equipment at its facilities obsolete and it may be cost-prohibitive to upgrade the Corporation’s hardware and equipment to remain competitive;
●	fluctuations in the currency markets and stock market volatility;

●	uncertainties associated with business opportunities that may be presented to, or pursued by the Corporation;
●	operating or technical difficulties in connection with business activities;
●	the possibility of cost overruns or unanticipated expenses;
●	there may not be an active or liquid market for the Corporation’s shares;
●	changes in interest rates;
●	the Corporation may never pay dividends;
●	the risks associated with obtaining and renewing necessary licenses and permits;
●	competition for, among other things, capital, acquisitions, equipment and skilled personnel;
●	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada;

●	risks associated with inability to obtain adequate insurance for operations;

●	the Corporation’s directors and officers may serve on the boards and as officers of other companies whose interests may conflict with that of the Corporation;

●	its ability to source target companies and grow through acquisitions as well as internal expansion;
●	its ability to integrate acquisition targets;
●	its ability to obtain necessary capital;
●	consumer demand and changes in consumer preferences related to the cryptocurrency industry;
●	government regulation;
●	taxation policies;
●	anticipated and unanticipated costs;
●	research and development activities undertaken by the Corporation and third parties;
●	trademarks, copyrights and other intellectual property rights;
●	the outcome of legal proceedings;
●	the economy generally;
●	conditions in the target market of the Corporation, including competitive conditions;
●	the economic condition of the Corporation’s competitors;
●	the retention of key personnel;
●	customer concentration;
●	privacy breaches; and
●	the other factors discussed under the heading, “Risk Factors” in this AIF.

CORPORATE STRUCTURE

Name, Address, Incorporation, and Corporate Organizational Chart

Digihost Technology Inc. (formerly HashChain Technology Inc.) is a corporation incorporated under the British Columbia Business Corporations Act. Its corporate headquarters and registered office are located at 595 Howe St., 10th Floor, Vancouver, BC V6C 2T5

The following organization chart outlines the corporate structure of the Corporation and its material subsidiaries:

Material Amendments to the Corporation’s Articles

The Corporation was originally incorporated under the BCBCA on February 18, 2017 under the name Chortle Capital Corp. and later changed its name to HashChain Technology Inc. on September 18, 2017. HashChain Technology Inc. was subject to a reverse takeover by Digihost International Inc., which closed on February 14, 2020. Prior to the closing date of the reverse takeover, the Corporation passed a special resolution authorizing an unlimited number of PV Shares and an unlimited number of SV Shares without par value. Upon closing of the reverse takeover, HashChain filed articles of amendment to rename itself to Digihost Technology Inc.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The following is a summary of the general development of the Corporation’s business over the three most recently completed financial years:

2018

During 2018, HashChain made a number of strategic acquisitions in order to build up its inventory of Bitcoin mining rigs. HashChain acquired all the issued and outstanding shares of TG12 Ventures Inc., BitUnited Holdings Ltd., CryptoVolt Holdings Ltd., BitComputing Management Ltd., and CryptoCommerce Technologies Ltd. After consolidating the acquired assets, HashChain dissolved the following wholly owned subsidiaries: TG12 Ventures Inc., BitUnited Holdings Ltd., CryptoVolt Holdings Ltd., BitComputing Management Ltd., and CryptoCommerce Technologies Ltd.

On February 15, 2018, through its wholly-owned subsidiary, Global Crypto Public Accounting Ltd., HashChain acquired the assets of blockchain technology company, Node40 LLC. On November 14, 2018, in order to relieve HashChain of outstanding debt, minimize general and administrative expenses, and emphasize the vision of concentrating solely on cryptocurrency mining, HashChain announced that its wholly-owned subsidiary Global Crypto Public Accounting Ltd. had entered into an asset purchase agreement to sell its NODE40 operations, which was finalized in November 2018.

During the month of October 2018, the value of Bitcoin fell below the level at which HashChain’s mining operations could remain profitable. HashChain and Bit.Management, LLC, as vendor under the Colocation Agreements, reached a verbal agreement whereby on a weekly basis, HashChain transferred all Bitcoin mined by its 8,395 rigs in operation at that time to Bit.Management, LLC in lieu of the amounts otherwise due under the Colocation Agreements, to be revisited when Bitcoin prices supported profitable operations.

2019

In January 2019, HashChain and Bit.Management, LLC began discussing terms of a transaction whereby the hosting services provided under the Colocation Agreements would be vertically integrated with HashChain’s operations.

On February 5, 2019, HashChain entered into a binding letter of intent to complete a reverse takeover transaction with Digihost International Inc.

On March 28, 2019, HashChain and the Digihost Shareholders entered into a share exchange agreement (the “Share Exchange Agreement”), whereby Digihost Shareholders agreed to exchange their issued and outstanding Digihost Shares for HashChain Shares representing 82% of the issued and outstanding shares of the Corporation. After completion of the share exchange, Digihost will become a wholly owned subsidiary of HashChain.

On July 1, 2019, HashChain and Bit.Management, LLC documented the verbal agreement of October 2018 (the “Bitcoin Transfer Memo”) and agreed that HashChain would acknowledge a liability in favour of Bit.Management, LLC in the amount of US$499,877, such amount being based on the difference between the value of the Bitcoin mined and the monthly minimum recurring charges that would have been due under the Colocation Agreements but for the verbal agreement during such period. Pursuant to the Bitcoin Transfer Memo, HashChain and Bit.Management, LLC also agreed that (i) Bit.Management, LLC would sell and apply the proceeds of the Bitcoins mined by HashChain to satisfy the monthly minimum recurring charges under the Colocation Agreements, with any residual value to be applied firstly to the balance of the liability in favour of Bit.Management LLC and secondly to the account of HashChain; (ii) Bit.Management, LLC would deploy 3,500 rigs previously acquired by HashChain, sell the mined coin, and retain a portion of the proceeds with the residual value to be applied in the same manner as above; and (iii) as HashChain required operating funds, Bit.Management, LLC would release the proceeds of sale of Bitcoin in such amounts as it determined in its sole discretion and such amounts would be added to the liability in favour of Bit.Management, LLC. On August 31, 2019, HashChain's liability to Bit.Management, LLC under the Colocation Agreements was approximately US$450,000.

On August 30, 2019, HashChain entered into an extension agreement with the Digihost shareholders extending the date before which the Digihost non-brokered private placement of units, consolidation of HashChain shares on a 40:1 basis and reverse takeover between HashChain and Digihost (collectively the “Transactions”) must close under the terms of the Share Exchange Agreement from August 31, 2019 to October 31, 2019.

On November 28, 2019, HashChain entered into a second extension agreement (the “Second Extension Agreement”) with the Digihost Shareholders extending the date before which the Transactions must close under the terms of the Share Exchange Agreement, from October 31, 2019 to February 29, 2020.

2020

On February 14, 2020, in connection with the reverse takeover transaction between HashChain and Digihost, Digihost entered into an agreement with Bit.Management, LLC, NYAM, LLC and BIT Mining International, LLC for the sale, transfer and assignment of a 100% right, title and interest in the leasehold improvements and equipment, the transfer of the lease of the 1001 East Delavan facility in Buffalo, NY and transfer of a power contract for the supply of electricity at the facility. As consideration and immediately prior to the closing of the reverse takeover transaction, Digihost issued 104,000 Digihost common shares for an aggregate value of $2,704,000. On February 14, 2020, Digihost also entered into an agreement with BIT Mining International, LLC for the sale, transfer and assignment of a 100% right, title and interest in the leasehold improvements and equipment located at a leased facility at 1001 East Delavan facility. As consideration and immediately prior to the closing of the reverse takeover, Digihost issued 60,000 Digihost common shares for an aggregate value of $1,560,000.

On February 14, 2020, immediately prior to the completion of the reverse takeover between HashChain and Digihost, Digihost closed its non-brokered private placement for aggregate gross proceeds of $5,395,325 from the sale of 5,418,912 Digihost common share subscription receipts at a price of $0.96 per Digihost common share subscription receipt and 110,575 Digihost unit subscription receipts at a price of C$1.20 per Digihost unit subscription receipt.

On February 14, 2020, the reverse takeover between HashChain and Digihost was completed and HashChain changed its name to Digihost Technology Inc. In connection with the reverse takeover, all the issued and outstanding 6,530,560 HashChain common shares were exchanged for 6,530,560 SV Shares. In addition, all 5,693,487 Digihost common shares were exchanged for 33,412,490 SV Shares and 10,000 PV Shares of the Corporation. In addition, 130,611 common shares of the Corporation were issued to creditors of HashChain in settlement of outstanding debt. As a result of the reverse takeover completion, the Colocation Agreements were terminated and the Corporation was released from accrued liabilities owing under the Colocation Agreements.

On March 20, 2020, the Corporation temporarily ceased operations at its Buffalo, NY mining facility until the end of the month due to the COVID-19 pandemic. On April 07, 2020 the Corporation resumed operations at a 75% operating level in response to the COVID-19 pandemic.

On October 20, 2020, the Corporation acquired 180 Whatsminer M30S cryptocurrency miners adding 16.2 Ph of hashing power to the Corporation’s aggregate cryptocurrency mining output.

On December 7, 2020, the Corporation received TSXV approval to undertake, at the Corporation’s discretion, a Normal Course Issuer Bid program to purchase up to 2,003,683 SV Shares for cancellation.

On December 31, 2020, the Corporation announced the acquisition of Antminer S19 Pro 110TH miners, adding an additional 15.4 PH to the Corporation’s aggregate cryptocurrency mining output.

Anticipated Changes in the Corporation’s Business

Over the next 12 months, the Corporation intends to:

(a) extend its digital currency mining footprint through additional equity financings and the concurrent acquisition of additional Bitcoin mining rigs.

(b) Upon completion of the deployment of additional Bitcoin mining rigs, the Corporation expects to continue generating positive operating margins with a view to increasing these operating margins from both an increase in the price of Bitcoin and by pursuing opportunities to reduce power costs.

Significant Acquisitions

Within the last financial year, the Corporation has not engaged in any significant acquisitions of property, equipment or shares in the most recently completed financial year, ended December 31, 2019.

BUSINESS OF THE CORPORATION

The Corporation is a blockchain company primarily focused on Bitcoin mining. The Corporation’s mining facility is located in Buffalo, NY and is equipped with an 18.7 MVA 115,000 kilovolt ampere outdoor substation with an option to increase the power output to 42MVA.

Risk Factors

Bitcoin Halving risk event

In May 2020, the Bitcoin block reward decreased from 12.5 to 6.25 Bitcoin per block as a result of the Bitcoin Halving event, and consequently the number of new Bitcoin issued to miners was reduced to approximately 900 per day.

The Bitcoin Halving may have a material impact on the Corporation’s profitability. Given that profitability is required for self-acting agents to perform Bitcoin mining to continue to support the validation of transactions, the expected impact of the Bitcoin Halving is that market variables of Bitcoin price and difficulty will adjust over time to ensure that the profitability of Bitcoin mining remains profitable. The period of market normalization after the Bitcoin Halving to incentivizing profitability levels is unknown. As a result, if Bitcoin price and difficulty do not adjust over time to pre-Bitcoin Halving profitability levels or the period of market normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels is too long, there is a risk that the Bitcoin Halving will render the Corporation unprofitable for a sustained time period such that it could be unable to continue as a going concern.

COVID-19 pandemic risk

In March 2020, the World Health Organization declared COVID-19 a pandemic. The global response to the pandemic is constantly evolving, including various measures implemented at the global, national, state, provincial and local levels. The major impacts that COVID-19 is expected to have on the Corporation include potential increases in cryptocurrency price volatility, difficulty obtaining new financing due to global economic slowdown, and delays in receiving future orders of mining hardware and parts sourced from overseas. While the Corporation is expected to continue operating throughout the pandemic, government-imposed restrictions encouraging social distancing may impact the number of employees permitted to work in the mining facilities. A reduction in workforce in the mining facilities may reduce the Corporation’s ability to maximize operational efficiency.

The Corporation’s cryptocurrency inventory may be exposed to cybersecurity threats and hacks

As with any other computer code, flaws in the cryptocurrency codes have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money have been relatively rare.

Regulatory changes or actions may alter the nature of an investment in the Corporation or restrict the use of cryptocurrencies in a manner that adversely affects the Corporation’s operations

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Corporation to continue to operate.

The effect of any future regulatory change on the Corporation or any cryptocurrency that the Corporation may mine is impossible to predict, but such change could be substantial and have a material adverse effect on the Corporation.

Governments may in the future curtail or outlaw the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the SV Shares. Such a restriction could result in the Corporation liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Corporation’s shareholders.

The value of cryptocurrencies may be subject to momentum pricing risk

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of the Corporation’s cryptocurrency inventory and thereby affect the Corporation’s shareholders.

Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices.

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past three years, a number of Bitcoin exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed Bitcoin exchanges were not compensated or made whole for the partial or complete losses of their account balances in such Bitcoin exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Banks may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment

A number of companies that provide Bitcoin and/or other cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to Bitcoin and/or other cryptocurrency-related companies or companies that accept cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide Bitcoin and/or other cryptocurrency-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing Bitcoin and/or other cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of the Corporation’s cryptocurrency inventory.

The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain

Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of the Corporation’s cryptocurrency inventory.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of Bitcoins either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect the Corporation’s operations and profitability.

The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing, or stopping of the development or acceptance of developing protocols may adversely affect the Corporation’s operations. The factors affecting the further development of the industry, include, but are not limited to:

●	Continued worldwide growth in the adoption and use of cryptocurrencies;

●	Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;
●	Changes in consumer demographics and public tastes and preferences;
●	The maintenance and development of the open-source software protocol of the network;
●	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
●	General economic conditions and the regulatory environment relating to digital assets; and
●	Negative consumer sentiment and perception of Bitcoins specifically and cryptocurrencies generally

Acceptance and/or widespread use of cryptocurrency is uncertain

Currently, there is relatively small use of Bitcoins and/or other cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect the Corporation’s operations, investment strategies, and profitability.

As relatively new products and technologies, Bitcoin and its other cryptocurrency counterparts have not been widely adopted as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short-term or long-term holding of cryptocurrencies.

The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact the Corporation’s operations, investment strategies, and profitability.

The Corporation may be required to sell its coins to pay for expenses

The Corporation may sell its coins to pay for expenses incurred, irrespective of then-current coin prices. Consequently, the Corporation’s coins may be sold at a time when the price is low, resulting in a negative effect on the Corporation’s profitability.

The Corporation’s operations, investment strategies, and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies

The Corporation competes with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, possibly including securities backed by or linked to cryptocurrencies through entities similar to the Corporation. Market and financial conditions, and other conditions beyond the Corporation’s control, may make it more attractive to invest in other financial vehicles, or to invest in cryptocurrencies directly which could limit the market for the Corporation’s shares and reduce their liquidity.

The Corporation’s coins may be subject to loss, theft or restriction on access

There is a risk that some or all of the Corporation’s coins could be lost or stolen. Access to the Corporation’s coins could also be restricted by cybercrime (such as a denial of service attack) against a service at which the Corporation maintains a hosted online wallet. Any of these events may adversely affect the operations of the Corporation and, consequently, its investments and profitability.

The loss or destruction of a private key required to access the Corporation’s digital wallets may be irreversible. the Corporation’s loss of access to its private keys or its experience of a data loss relating to the Corporation’s digital wallets could adversely affect its investments.

Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public Blockchain. The Corporation will publish the public key relating to digital wallets in use when it verifies the receipt of cryptocurrency transfers and disseminates such information into the network, but it will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, the Corporation will be unable to access its coins and such private keys will not be capable of being restored by network. Any loss of private keys relating to digital wallets used to store the Corporation’s cryptocurrency could adversely affect its investments and profitability.

Incorrect or fraudulent coin transactions may be irreversible

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred coins may be irretrievable. As a result, any incorrectly executed or fraudulent coin transactions could adversely affect the Corporation’s investments.

Coin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction. In theory, cryptocurrency transactions may be reversible with the control or consent of a majority of processing power on the network. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of a coin or a theft of coin generally will not be reversible and the Corporation may not be capable of seeking compensation for any such transfer or theft. Although the Corporation’s transfers of coins will regularly be made by experienced members of the management team, it is possible that, through computer or human error, or through theft or criminal action, the Corporation’s coins could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts.

If the award of coins for solving blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations

As the number of coins awarded for solving a block in the Blockchain decreases, the incentive for miners to continue to contribute processing power to the network will transition from a set reward to transaction fees. Either the requirement from miners of higher transaction fees in exchange for recording transactions in the Blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for the relevant coins and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of the relevant cryptocurrency that could adversely impact the Corporation’s cryptocurrency inventory and investments.

In order to incentivize miners to continue to contribute processing power to the network, the network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by miners independently electing to record on the blocks they solve only those transactions that include payment of a transaction fee or by the network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for the recording of transactions in the Blockchain become too high, the marketplace may be reluctant to accept network as a means of payment and existing users may be motivated to switch between cryptocurrencies or back to fiat currency. Decreased use and demand for coins may adversely affect their value and result in a reduction in the market price of coins.

If the award of coins for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power to solve blocks and confirmations of transactions on the Blockchain could be slowed temporarily. A reduction in the processing power expended by miners could increase the likelihood of a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on the Blockchain, potentially permitting such actor or botnet to manipulate the Blockchain in a manner that adversely affects the Corporation’s mining activities.

If the award of coins for solving blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations. Miners ceasing operations would reduce collective processing power, which would adversely affect the confirmation process for transactions (i.e., decreasing the speed at which blocks are added to the Blockchain until the next scheduled adjustment in difficulty for block solutions) and make the network more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power. Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Corporation’s mining activities, inventory of coins, and future investment strategies.

The price of coins may be affected by the sale of coins by other vehicles investing in coins or tracking cryptocurrency markets

To the extent that other vehicles investing in coins or tracking cryptocurrency markets form and come to represent a significant proportion of the demand for coins, large redemptions of the securities of those vehicles and the subsequent sale of coins by such vehicles could negatively affect cryptocurrency prices and therefore affect the value of the inventory held by the Corporation.

Risk related to technological obsolescence and difficulty in obtaining hardware

To remain competitive, the Corporation will continue to invest in hardware and equipment required for maintaining the Corporation’s mining activities. Should competitors introduce new services/software embodying new technologies, the Corporation’s hardware and equipment and its underlying technology may become obsolete and require substantial capital to replace such equipment.

The increase in interest and demand for cryptocurrencies has led to a shortage of mining hardware as individuals purchase equipment for mining at home.

Equipment will require replacement from time to time. Shortages of graphics processing units may lead to unnecessary downtime as the Corporation searches for replacement equipment.

General Business Risks Related to the Corporation

Management Experience and Dependence on Key Personnel and Employees

The Corporation’s success is currently largely dependent on the performance of the Corporation’s directors and officers. Certain members of the Corporation’s management team have experience in the cryptocurrency industry, while others have experience in areas including financial management, corporate finance and sales and marketing. The experience of these individuals is a factor which will contribute to the Corporation’s continued success and growth. the Corporation will initially be relying on the Corporation’s board members, as well as independent consultants, for certain aspects of the Corporation’s business. The amount of time and expertise expended on the Corporation’s affairs by each of the Corporation’s management team and the Corporation’s directors will vary according to the Corporation’s needs. The Corporation does not intend to acquire any key man insurance policies and there is, therefore, a risk that the death or departure of any member of management, the Corporation’s board, or any key employee or consultant, could have a material adverse effect on the Corporation’s future. Investors who are not prepared to rely on the Corporation’s management team should not invest in the Corporation’s securities.

Uncertainty of Additional Funding

Further acquisitions of additional cryptocurrency mining rigs will require additional capital and the Corporation will require funds to continue to operate as a public company. There is no assurance that the Corporation will be successful in obtaining any required financing(s) or that such financing(s) will be available on terms acceptable to the Corporation. Any future financing(s) may also be dilutive to the Corporation’s existing shareholders at that time.

Uninsured or Uninsurable Risks

The Corporation intends to insure its operations in accordance with technology industry practice. However, given the novelty of cryptocurrency mining and associated businesses, such insurance may not be available, uneconomical for the Corporation, or the nature or level may be insufficient to provide adequate insurance cover. The Corporation may become subject to liability for hazards against which the Corporation cannot insure or against which the Corporation may elect not to insure because of high premium costs or for other reasons. The payment of any such liabilities would reduce or eliminate the funds available for operations. Payments of liabilities for which the Corporation does not carry insurance may have a material adverse effect on the Corporation’s financial position.

Dividend Risk

The Corporation does not anticipate paying dividends in the near future. The Corporation expects to retain earnings to finance further growth and, where appropriate, retire debt.

Share Price Volatility Risk

The Corporation’s SV Shares are listed on the TSXV. External factors outside of the Corporation’s control, such as announcements of quarterly variations in operating results, revenues and costs, and sentiments toward stocks, may have a significant impact on the market price of the SV Shares. Global stock markets, including the TSXV, have experienced extreme price and volume fluctuations from time to time. There can be no assurance that an active or liquid market will develop or be sustained for the SV Shares.

Costs of Being a Publicly Traded Company

As the Corporation will have publicly-traded securities, significant legal, accounting and filing fees will continue to be incurred. Securities legislation and the rules and policies of the TSXV require publicly listed companies to, among other things, adopt corporate governance policies and related practices and to continuously prepare and disclose material information, all of which carry significant legal, financial and securities regulatory compliance costs.

Conflicts of Interest

Certain of the Corporation’s directors and officers are, and may continue to be, involved in the cryptocurrency industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Corporation. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers may conflict with the Corporation’s interests. Directors and officers of the Corporation with conflicts of interest will be subject to and must follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies. Notwithstanding this, there may be corporate opportunities which the Corporation is not able to procure due to a conflict of interest of one or more of the Corporation’s directors or officers.

Tax Risk

The Corporation will be subject to various taxes including, but not limited to the following: Canadian income tax; goods and services tax; provincial sales tax; land transfer tax; and payroll tax. The Corporation tax filings will be subject to audit by various taxation authorities. While the Corporation intends to base its tax filings and compliance on the advice of its tax advisors, there can be no assurance that its tax filing positions will never be challenged by a relevant taxation authority resulting in a greater than anticipated tax liability.

DIVIDENDS OR DISTRIBUTIONS

It is not expected that the Corporation will declare any dividends for the foreseeable future. The Corporation will have no restrictions on paying dividends, but if the Corporation generates earnings in the foreseeable future, it is expected that they will be retained to finance growth, if any. The Board will determine if and when dividends should be declared and paid in the future based upon the Corporation’s financial position at the relevant time. Holders of Corporation Shares are entitled to an equal share in any dividends declared and paid on the Corporation Shares.

CAPITAL STRUCTURE

The current capital structure of the Corporation is as follows:

Designation of Security	Number Authorized	Number outstanding
Subordinate Voting Shares	Unlimited	40,423,537
Proportionate Voting Shares(1)	Unlimited	10,000

Notes:

(1)	Each PV Share is convertible into two-hundred (200) SV Shares.

MARKET FOR SECURITIES

The Corporation trades on the TSX Venture Exchange, under the ticker symbol “DGHI”.

The following table represents the price range and trading volume for the SV Shares for each month of trading on the TSX Venture Exchange following the completion of the February 14, 2020 reverse takeover to the end of the 2020 calendar year:

	Price Range
Month	High (CDN$)	Low (CDN$)	Volume
February 24-28, 2020	1.20	0.32	302,080
March 2020	0.40	0.145	784,630
April 2020	0.285	0.15	894,965
May 2020	0.285	0.20	576,578
June 2020	0.26	0.16	1,184,760
July 2020	0.23	0.15	912,361
August 2020	0.24	0.165	850,354
September 2020	0.185	0.10	814,133
October 2020	0.22	0.09	940,530
November 2020	0.385	0.165	2,599,494
December 2020	1.07	0.345	3,418,210

ESCROWED SECURITIES

The following table lists, to the knowledge of the Corporation, securities of the Corporation owned by principals held in escrow pursuant to a Tier 2 surplus security escrow agreement with the Escrow Agent as of the February 14, 2020 closing date of the reverse takeover with Digihost:

Name and Municipality of Residence of Securityholder	Designation of Class	Number of Corporation securities held in escrow	Percentage of class
Bit.Management, LLC(1)(2) Los Angeles, California	SV Shares	6,497,669	16.07%
BIT Mining International, LLC(1)(2) Los Angeles, California	SV Shares	1,978,561	4.89%
NYAM, LLC(1)(2)	SV Shares	4,479,486	11.08%
Los Angeles, California	PV Shares	10,000	100.00%
Michel Amar(2) Los Angeles, California	Options	250,000	0.61%
Alec Amar(2) New York, New York	Options	250,000	0.61%
Cindy Davis(2) Pickering, Ontario	Options	25,000	0.06%
Jon Williams(2) Buffalo, New York	Options	150,000	0.37%
Adam Rossman(2)	SV Shares	36,366	0.09%
Los Angeles, California	Options	150,000	0.37%
Gerard Guez(2)	SV Shares	110,575	0.27%
Beverly Hills, California	Warrants	110,575	0.37%
	Options	150,000	0.37%
Gerard Rotonda(2) New York, New York	Options	150,000	0.37%
Manish Kshatriya(2) Toronto, Ontario	Options	150,000	0.37%
Vincent Garibaldi(2) Montreal, Quebec	Options	150,000	0.37%
Donald Christie(2) Toronto, Ontario	Options	150,000	0.37%
Geoffrey Browne(2) Toronto, Ontario	Options	150,000	0.37%

Notes:

(1)	Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC are each controlled by Michel Amar, CEO of Digihost. Mr. Amar is also the CEO of Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC.
(2)	Corporation Shares held by the principal individuals subject to a Tier 2 surplus security escrow agreement.

The escrowed securities of the above individuals are held pursuant to a Tier 2 surplus security escrow agreement with the following release schedule:

1.	5% released on February 14, 2020
2.	5% released on August 14, 2020
3.	10% to be released on February 14, 2021
4.	10% to be released on August 14, 2021
5.	15% to be released on February 14, 2022
6.	15% to be released on August 14, 2022
7.	40% to be released on February 14, 2023

The following table lists, to the knowledge of the Corporation, securities of the Corporation held in escrow pursuant to a Tier 2 value security escrow agreement with the Escrow Agent as of the February 14, 2020 closing date of the reverse takeover with Digihost:

Name and Municipality of Residence of Securityholder	Designation of Class	Number of Corporation securities held in escrow	Percentage of class
27 Squared, LLC New York, NY	SV Shares	2,751,077	6.81%
089623 BC Ltd. Vancouver, BC	SV Shares	1,909,207	4.72%
Anaya Capital Ltd. Dubai, UAE	SV Shares	2,898,359	7.17%
Annie Campbell Los Angeles, CA	SV Shares	36,366	0.09%
Anthony Benoit Marseille, France	SV Shares	104,552	0.26%
Arleen Cohen North Woodmere, NY	SV Shares	136,372	0.34%
Caerus Investment Holdings Ltd. Dubai, UAE	SV Shares	3,229,288	7.99%
Chuck Pacheco Beverly Hills, CA	SV Shares	90,915	0.22%
Darryn Garson New York, NY	SV Shares	54,549	0.13%
Fred Banjout Marrakech, Morocco	SV Shares	363,659	0.90%
Logan Maggiolino Frameries, Belgium	SV Shares	309,110	0.76%
Marc Garson New York, NY	SV Shares	140,918	0.35%
Marie Trasolini Vancouver, BC	SV Shares	927,329	2.29%
Natasha Collins Surrey, BC	SV Shares	43,537	0.11%
Patrick Gray Niskayuna, NY	SV Shares	43,537	0.11%
Paul Ciullo Albany, NY	SV Shares	43,537	0.11%
Remy Giovannacci Paris, France	SV Shares	309,110	0.76%
Reunion Trading Company Limited Tsimshatsui, Hong Kong	SV Shares	927,329	2.29%
Ryan Trasolini Dubai, UAE	SV Shares	2,491,061	6.16%
Serge Choukroun Mid-Levels, Hong Kong	SV Shares	90,915	0.22%
Sungwoo Kim La Miranda, CA	SV Shares	36,366	0.09%

The escrowed securities of the above individuals are held pursuant to a Tier 2 value security escrow agreement with the

The escrowed securities of the above individuals are held pursuant to a Tier 2 value security escrow agreement with the following release schedule:

1.	10% released on February 14, 2020
2.	15% released on August 14, 2020
3.	15% to be released on February 14, 2021
4.	15% to be released on August 14, 2021
5.	15% to be released on February 14, 2022
6.	15% to be released on August 14, 2022
7.	15% to be released on February 14, 2023

The escrowed securities may not be sold, assigned, transferred, redeemed, surrendered or otherwise dealt with in any manner except provided by the Corporation escrow agreements. Escrowed securities may be transferred within escrow to an individual who is a director or senior officer of the Corporation or a material operating subsidiary of the Corporation, provided that certain requirements of the Exchange are met, including that the new proposed transferee agrees to be bound by the terms of the agreement. In the event of bankruptcy of, the holder of escrowed securities held by the escrowed shareholder may be transferred within escrow to the trustee in bankruptcy or other person legally entitled to such escrowed securities provided that certain prescribed Exchange requirements are met. Escrowed securities may also be transferred within escrow by an escrowed shareholder to a registered retirement savings plan (“RRSP”) or a registered retirement income fund (“RRIF”) provided that the Exchange receives proper notice of the same, the escrowed shareholder is the sole beneficiary of the RRSP or RRIF and the trustee of the RRSP or RRIF agrees to be bound by the terms of the Corporation escrow agreements. In the event of the death of an escrowed shareholder, the escrowed securities shall be released to the legal representatives of the deceased holder thereof.

DIRECTORS AND OFFICERS

The following table sets out, for each of the Corporation’s directors and executive officers, the person’s name, province and country of residence, positions with the Corporation, and principal occupation. Each director will hold office until the next annual meeting of the Corporation unless his or her office is earlier vacated:

Name and Municipality of Residence	Principal Occupations for Last Five Years	Position	Number and percentage of Shares
Michel Amar Los Angeles, California	President, NYAM LLC	CEO, Chairman, Director and Promoter	SV Shares	12,955,716	32.05%
			PV Shares	10,000	100%
			Options	750,000	1.82%
Alec Amar New York, New York	President, Bit.Management, LLC (2018 to present)	President and Director	SV Shares	136,002	N/A
			Options	550,000	1.34%
Cindy Davis Pickering, Ontario	Senior Financial Analyst, Marrelli Support Services Inc. (2008 to present)	CFO, Corporate Secretary	SV Shares	Nil	N/A
			Options	25,000	0.06%
Jon Williams Buffalo, New York	Founder and Director, OSC Holding Inc. (1997 to present)	Director	SV Shares	Nil	N/A
			Options	225,000	0.55%
Adam Rossman Los Angeles, California	Business and Real Estate Attorney	Director	SV Shares	36,366	0.09%
			Options	225,000	0.55%
Manish Kshatriya Toronto, Ontario	Managing Director, MZK Advisors Inc. (2016 to present); President, CEO and CFO, Liberty Silver Corp. (2014 to 2016)	Director	SV Shares	Nil	N/A
			Options	225,000	0.55%
Gerard Rotonda New York, New York	Co-Founder and Partner, MMR Development (2018 to present); CFO and Executive Committee Member, Deutsche Bank Wealth, Management Americas (2011 to 2018)	Director	SV Shares	Nil	N/A
			Options	225,000	0.55%
Gerard Guez Beverly Hills, California	Chairman and Founder, Sunrise Brands (1988 to present)	Director	SV Shares	110,575	0.27%
			Warrants	110,575	0.27%
			Options	225,000%
Donald Christie Toronto, Ontario	CEO, President and Director, Norvista Capital Corporation (2011 to present)	Director	SV Shares	Nil	N/A
			Options	225,000	0.55%
Geoffrey Browne Toronto, Ontario	Managing Partner, MWI & Partners (1996 to present)	Director	SV Shares	Nil	N/A
			Options	225,000	0.55%

Notes:

(1)	On a non-diluted basis, as a group the directors and officers of the Corporation will own 13,238,659 Corporation Shares for 32.75% of the total issued and outstanding Corporation Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

Other than as disclosed below, to the knowledge of the Corporation as at the date of this AIF and within the ten years before the date of this AIF, no director or officer or proposed director of the Corporation is or has been a director or officer of any company (including the Corporation), that while that person was acting in that capacity:

a)	was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days;

b)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days; or

c)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted and proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Geoffrey Browne served as Chairman and Chief Executive Officer of Liberty Silver Corp. (“Liberty Silver”) from December 2012 to December 2014 and Manish Kshatriya served as Chief Financial Officer and Secretary of Liberty Silver from January 2012 to October 2016 and as interim Chief Executive Officer and Director of Liberty Silver from December 2014 to October 2016.

On October 5, 2012, Liberty Silver was named in an Order of Suspension of Trading (the “Order”) from the US Securities and Exchange Commission (the “SEC”). Pursuant to the Order, trading in Liberty Silver’s securities was suspended from October 5, 2012 through to October 18, 2012. Furthermore, effective October 11, 2012, Liberty Silver had its stock quotation under the symbol “LBSV” removed from the OTC Bulletin Board (the “OTCBB”) as it became ineligible for quotation on OTCBB due to quoting inactivity under SEC Rule 15c2-11. On October 12, 2012, the Ontario Securities Commission (the “OSC”) issued a cease trade order providing that trading in the securities of Liberty Silver (excepting issuances from treasury) shall cease until 11:59 pm EST on October 18, 2012 (the “OSC Order”). The OSC Order was effective for the same time frame as the Order of Suspension of Trading imposed by the SEC. On October 19, 2012, the cease trade orders imposed by the SEC and the OSC expired. Trading in the common shares of Liberty Silver on the TSX in Canada resumed on Monday, October 22, 2012. The common shares were not immediately listed, traded or quoted on any of the OTC Markets.

Personal Bankruptcies

To the knowledge of the Corporation, no director or officer of the Corporation, or a personal holding company of any of them, has, within the ten years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

To the knowledge of the Corporation, no proposed director or officer of the Corporation has:

a)	been subject to any penalties or sanctions imposed by a court relating to securities legislation by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

b)	been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable security holder.

Conflicts of Interest

To the knowledge of the Corporation, no proposed director, officer or promoter of the Corporation has any existing or potential material conflicts of interests as a result of their outside business interests. Conflicts of interest, if any, will be subject to and will be resolved in accordance with, the procedures and remedies under the BCBCA.

AUDIT COMMITTEE INFORMATION

The Audit Committee will oversee the accounting and financial reporting practices and procedures of the Corporation and the audits of the Corporation’s financial statements. The principal responsibilities of the Audit Committee are expected to include: (i) overseeing the quality and integrity of the internal controls and accounting procedures of the Corporation, including review the Corporation’s procedures for internal control with the Corporation’s auditor and chief financial officer; (ii) reviewing and assessing the quality and integrity of the Corporation’s annual and quarterly financial statements and related management discussion and analysis, as well as all other material continuous; (iii) monitoring compliance with legal and regulatory requirements related to financial reporting; (iv) reviewing and approving the engagement of the auditor of the Corporation and independent audit fees; (v) reviewing the qualifications, performance and independence of the auditor of the Corporation, considering the auditor’s recommendations and managing the relationship with the auditor, including meeting with the auditor as required in connection with the audit services provided to the Corporation; (vi) assessing the Corporation’s financial and accounting personnel; (vii) reviewing the Corporation’s risk management procedures; (viii) reviewing any significant transactions outside the Corporation’s ordinary course of business and any pending litigation involving the Corporation; and (ix) examining improprieties or suspected improprieties with respect to accounting and other matters that affect financial reporting.

Audit Committee Charter

The full text of the charter of the Audit Committee is attached as Schedule “A” to this AIF.

Composition of the Audit Committee

The Audit Committee of the Corporation is comprised of Donald Christie (Chair), Adam Rossman and Alec Amar. Messrs. Christie and Rossman are “independent” within the meaning of National Instrument 52-110 – Audit Committees. Mr. Amar is not considered “independent” due to being an officer of the Corporation. In addition, each Audit Committee member is “financially literate”, within the meaning of National Instrument 52-110 – Audit Committees and possess education or experience that is relevant for the performance of their responsibilities as Audit Committee members.

The following table summarizes the relevant education and experience of the members of the Audit & Risk Committee:

Name of Member	Education	Experience
Donald Christie (Chair)	B.Com, Queen’s University CPA designation	CEO and Director of Norvista Capital Corporation (2011 to present)); CFO and Director of Nevada Zinc Corporation (2011 to present);
Adam Rossman	B.A, University of California at Berkley JD, Loyola Law School M.A, University of California at Berkley	Business and real estate attorney
Alec Amar	B.A, University of Southern California	President, Bit.Management, LLC (2018 to present)

PROMOTERS

Michel Amar is considered a promoter of the Corporation through his initiative in founding and organizing Digihost. Michel Amar holds in the aggregate 12,955,716 SV Shares and 10,000 PV Shares representing 32.05% of the issued and outstanding SV Shares on a non-diluted basis and 100% of the issued and outstanding PV Shares on a non-diluted basis, respectively. In addition, Michel Amar holds in the aggregate 750,000 options of the Corporation.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Corporation is not currently a party to any actual or pending legal proceedings or regulatory actions which would materially affect the Corporation, nor is the Corporation currently contemplating any legal proceedings, which are material to its business or of which any of its assets are likely to be subject. Furthermore, the Corporation is not aware of any such proceeding known to be contemplated or threatened which would materially affect the Corporation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this AIF, no director, executive officer, person or corporation that beneficially owns, or controls, or directs, directly or indirectly, more than 10% of the Common Shares or any associate or affiliate of any such person or corporation, has or had any material interest, direct or indirect, in any transaction either within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Corporation is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

The following material contracts of the Corporation were either entered into during the last financial year or entered into prior to the last financial year and still in effect:

1.	Lease agreement dated June 4, 2018 between East Delavan Property, LLC (“East Delavan”) as “Landlord” and Bit.Management, LLC (the “Tenant” under the Lease Agreement, as the context requires) was assigned by Bit.Management, LLC to Digihost prior to completion of the February 14, 2020 reverse takeover. The agreement is comprised of the warehouse lease agreement for the Buffalo warehouse (the Buffalo Warehouse is a single facility divided into two separate sections) and the substation lease addendum, used for cryptocurrency mining operations located in Buffalo, NY. The warehouse lease agreement has a term of five years at an annual rental cost of US$350,000 and annual maintenance of US$105,000 (with an annual increase in rent and maintenance of 1%), commencing on June 4, 2018 and expiring on July 1, 2023, at which point the Tenant has the option to renew the lease for an additional five years. Pursuant to the warehouse lease agreement, the Tenant shall have the option commencing after the third year of the lease, and continuing up until the expiration, to purchase an approximately 240,000 square foot portion of the Buffalo warehouse for the price of US$3,272,000. The substation lease addendum is for an 115,000 KVA outdoor substation at the Buffalo warehouse, used to provide power for cryptocurrency mining operations. The cost of the substation lease is US$100 per month, triple-net. Pursuant to the substation lease addendum, if the Tenant exercises the purchase option under the warehouse lease agreement, the substation lease addendum will automatically convert to a forty-nine (49) year term with three additional ten (10) year extensions at the option of the Tenant.

2.	The energy contract dated February 6, 2018 between EnergyMark LLC (“EnergyMark”) and Bit.Management, LLC was assigned by Bit.Management, LLC to Digihost (the “Buyer” under the Energy Contract, as the context requires) prior to completion of the February 14, 2020 reverse takeover. EnergyMark is the provider of power under the contract. There is no cap to the amount of power that the Buyer can purchase under the contract. For all quantities of power used by the Buyer, the price that the Buyer shall pay EnergyMark per kWh shall be a price which is updated every hour, the “NYISO Zone-A Real-Time Price”, plus US$0.001/kWh. Pursuant to the terms of the contract, the Buyer has the option to request a “forward price” for all or any portion of the power that the Buyer will purchase under the contract for the upcoming month and for any subsequent months, and the Buyer’s request shall designate the fixed quantity of power that the Buyer shall purchase at a fixed price agreed to by the Buyer and EnergyMark. The Buyer has fixed the price of power to be paid to EnergyMark as at the date hereof at US$0.0399/kWh until the end of December 2019. For the period of June 2018 through May 2019, Bit.Management, LLC paid a fixed price of US$0.0399/kWh.

INTERESTS OF EXPERTS

Names of Experts

Clearhouse LLP, Suite 527 2560 Matheson Blvd E, Mississauga, Ontario L4W 4Y9, prepared the auditor’s report for the audited financial statements of Digihost for the year ended December 31, 2019 and period from incorporation to December 31, 2018.

Manning Elliot LLP, 17th Floor, 1030 West Georgia St., Vancouver, British Columbia, V6E 2Y3, prepared the auditor’s report for the audited financial statements of HashChain for the years ended August 31, 2019 and 2018.

Interest of Experts

No person or company who is named as having prepared or certified a part of this AIF or prepared or certified a report or valuation described or included in this AIF has any direct or indirect interest in the Corporation.

ADDITIONAL INFORMATION

Additional financial information is provided in the Corporation’s audited annual financial statements and the management’s discussion and analysis for its most recently completed financial year. Other additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities of the Corporation and securities authorized for issuance under equity compensation plans, may be found in the management information circular of the Corporation for its most recent meeting of shareholders. These documents and other additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

SCHEDULE “A” - AUDIT & RISK COMMITTEE CHARTER

The following is the text of the Audit Committee Charter of Digihost Technology Inc.:

I.	MANDATE

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Digihost Technology Inc. (the "Company") shall assist the Board in fulfilling its financial oversight responsibilities. The Committee's primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.	The quality and integrity of the Company's financial statements and other financial information;

2.	The compliance of such statements and information with legal and regulatory requirements;

3.	The qualifications and independence of the Company's independent external auditor (the "Auditor"); and

4.	The performance of the Company's internal accounting procedures and Auditor.

II.	STRUCTURE AND OPERATIONS

A.	Composition

The Committee shall be comprised of three members, a majority of which shall be independent.

B.	Qualifications

Each member of the Committee must be a member of the Board.

A majority of the members of the Committee shall not be officers or employees of the Company or of an affiliate of the Company.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement.

C.	Appointment and Removal

In accordance with the By-laws of the Company, the members of the Committee shall be appointed by the Board and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.	Chair

Unless the Board shall select a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for and chair all meetings of the Committee.

E.	Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F.	Meetings

The Committee shall meet at least once in each fiscal year, or more frequently as circumstances dictate. The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company's annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately. In addition, the Committee should meet with the Auditor and management annually to review the Company's financial statements in a manner consistent with Section Ill of this Charter.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

Ill.	DUTIES

A.	Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company's internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board.

B.	Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1)	Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, if necessary, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company, consistent with Independence Standards Board Standard 1.

2)	Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3)	Require the Auditor to report directly to the Committee.

4)	Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5)	Be directly responsible for the oversight of the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

6)	Review annually the performance of the Auditor and recommend the appointment by the Board of a new, or re-election by the Company's shareholders of the existing, Auditor.

7)	Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor unless such non-audit services:

(a)	which are not pre-approved, are reasonably expected not to constitute, in the aggregate, more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the non-audit services are provided;

(b)	were not recognized by the Company at the time of the engagement to be non-audit services; and

(c)	are promptly brought to the attention of the Committee by Management and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Internal Financial Controls & Operations of the Company

8)	Establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Preparation of Financial Statements

9)	Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

10)	Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.

11)	Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

12)	Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

13)	Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

(i)	The adoption of, or changes to, the Company's significant auditing and accounting principles and practices as suggested by the Auditor or management.

(ii)	Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

14)	Review the Company's annual and quarterly financial statements, management discussion and analysis (MD&A), annual information form, and management information circular before the Board approves and the Company publicly discloses this information.

15)	Review the Company's financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

16)	Review any disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process of the Company's financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Manner of Carrying Out its Mandate

17)	Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

18)	Request any officer or employee of the Company or the Company's outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

19)	Meet, to the extent it deems necessary or appropriate, with management and the Auditor in separate executive sessions at least quarterly.

20)	Have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other consultants to advise the Committee advisors.

21)	Make regular reports to the Board.

22)	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

23)	Annually review the Committee's own performance.

24)	Provide an open avenue of communication among the Auditor the Board.

25)	Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, non-audit services to be provided by the Auditor.

C.	Limitation of Audit Committee's Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.